

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Narayan Prabhu
Chief Financial Officer
Reviva Pharmaceuticals Holdings, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, CA 95014

> **Re: Reviva Pharmaceuticals Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2022**
> **File No. 333-267762**

Dear Narayan Prabhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick, Esq.